UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of August 2011

Commission File Number 000-49995

ARGENTEX MINING CORPORATION
(Translation of registrant’s name into English)

Suite 835 – 1100 Melville Street, Vancouver, British Columbia V6E 4A6
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F [X]     Form 40-F [   ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [   ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [   ]

51-102F3
MATERIAL CHANGE REPORT

Item 1	Name and Address of Company

Argentex Mining Corporation
Suite 835 – 1100 Melville Street
Vancouver, British Columbia V6E 4A6

Item 2	Date of Material Change

August 19, 2011

Item 3	News Release

The news release was disseminated through Marketwire on August 19, 2011.

Item 4	Summary of Material Change

Argentex Mining Corporation (the “Company”) has closed its “bought-deal” offering of 8,700,000 units at a price of C$1.15 per unit, for aggregate gross proceeds of C$10,005,000. Each unit consists of one common share in the capital of the Company and one-half of one non- transferable common share purchase warrant. Each common share purchase warrant entitles the holder to purchase one additional common share for C$1.60 at any time until 5:00 p.m. (Vancouver time) on August 19, 2013. The units were sold pursuant to an underwriting agreement with a syndicate of underwriters.

As compensation for their services in connection with the offering, the Company has paid to the underwriters a cash commission equal to six percent of the gross proceeds of the offering and it has issued to the underwriters an aggregate number of broker warrants equal to six percent of the number of units sold in the offering. Each broker warrant entitles the holder to purchase one unit a price of C$1.15 until August 19, 2013.

Item 5	Full Description of Material Change

5.1 Full Description of Material Change

The Company has closed its “bought-deal” offering of 8,700,000 units (the “Units”) at a price of C$1.15 per Unit (the “Offering Price”), for aggregate gross proceeds of C$10,005,000 (the “Offering”). Each Unit consists of one common share in the capital of the Company (each, a “Common Share”) and one-half of one non-transferable common share purchase warrant (each whole common share purchase warrant, a “Warrant”). Each Warrant entitles the holder to purchase one additional Common Share for C$1.60 at any time until 5:00 p.m. (Vancouver time) on August 19, 2013 (the “Expiry Date”).

The Units were sold pursuant to an underwriting agreement with a syndicate of underwriters led by GMP Securities L.P. and including Haywood Securities Inc., Byron Capital Markets Ltd and Casimir Capital Ltd. (collectively, the “Underwriters”). Pursuant to the underwriting agreement, the Company granted to the Underwriters an over-allotment option to purchase up to an additional 1,305,000 Units at the Offering Price and/or up to an additional 652,500 Warrants, or any combination thereof, to cover over-allotments, if any, and for market stabilization purposes. This over-allotment option may be exercised in whole or in part at any time until 5:00 p.m. (Vancouver time) on September 19, 2011. If the over-allotment option is exercised in full for additional Units only, the Company would raise additional aggregate proceeds of approximately C$1,500,750.

As compensation for their services in connection with the Offering, the Company has paid to the Underwriters a cash commission equal to six percent of the gross proceeds of the Offering and it has issued to the Underwriters an aggregate number of broker warrants (each, a “Broker Warrant”) equal to six percent of the number of Units sold in the Offering. Each Broker Warrant entitles the holder to purchase one Unit at the Offering Price until the Expiry Date.

The Units were offered by way of a short form prospectus filed in all of the Provinces of Canada, other than Quebec. The Units were not registered under the U.S. Securities Act of 1933, as amended (the “1933 Act”), and no Units were offered or sold in the United States or to any U.S. Persons (as that term is defined in Rule 902 of Regulation S, promulgated under the 1933 Act). The additional securities issuable upon exercise of the over-allotment option have not been registered under the 1933 Act, and may not be offered or sold in the United States or to, or for the account or benefit of, U.S. persons absent registration or an applicable exemption from the registration requirements.

The Company plans to use the net proceeds from the Offering to advance the ongoing exploration programs at its exploration properties in the Patagonia region of Argentina, including the Company’s Pinguino property, and for general working capital and corporate purposes.

5.2 Disclosure for Restructuring Transactions

Not applicable

Item 6	Reliance on subsection 7.1(2) or (3) of National Instrument 51-102

Not applicable

Item 7	Omitted Information

None

Item 8	Executive Officer

Kenneth Hicks, President, (604) 568-2496

Item 9	Date of Report

August 19, 2011

Suite 835 – 1100 Melville Street Vancouver, BC V6E 4A6 Office: (604) 568-2496 Fax: (604) 568-1540 www.argentexmining.com info@argentexmining.com

ARGENTEX CLOSES C$10,005,000 BOUGHT-DEAL FINANCING

Vancouver, BC, Canada – August 19, 2011 - Argentex Mining Corporation ("Argentex" or the "Company") (TSX-V: ATX, OTCBB: AGXMF) is pleased to announce that it has closed its previously announced “bought-deal” offering of 8,700,000 units (the “Units”) at a price of C$1.15 per Unit (the “Offering Price”), for aggregate gross proceeds of C$10,005,000 (the “Offering”). Each Unit consists of one common share in the capital of the Company (each a “Common Share”) and one-half of one non-transferable common share purchase warrant (each whole common share purchase warrant, a “Warrant”). Each Warrant entitles the holder to purchase one additional Common Share for C$1.60 at any time until 5:00 p.m. (Vancouver time) on August 19, 2013 (the “Expiry Date”).

The Units were sold pursuant to an underwriting agreement with a syndicate of underwriters led by GMP Securities L.P. and including Haywood Securities Inc., Byron Capital Markets Ltd and Casimir Capital Ltd. (collectively, the “Underwriters”). Pursuant to the underwriting agreement, Argentex granted to the Underwriters an over-allotment option to purchase up to an additional 1,305,000 Units at the Offering Price and/or up to an additional 652,500 Warrants, or any combination thereof, to cover over-allotments, if any, and for market stabilization purposes. This over-allotment option may be exercised in whole or in part at any time until 5:00 p.m. (Vancouver time) on September 19, 2011. If the over-allotment option is exercised in full for additional Units only, Argentex would raise additional aggregate proceeds of approximately C$1,500,750.

As compensation for their services in connection with the Offering, Argentex has paid to the Underwriters a cash commission equal to six percent of the gross proceeds of the Offering and it has issued to the Underwriters an aggregate number of Broker Warrants equal to six percent of the number of Units sold in the Offering. Each Broker Warrant entitles the holder to purchase one Unit at the Offering Price until the Expiry Date.

The Units were offered by way of a short form prospectus filed in all of the Provinces of Canada, other than Quebec. The Units were not registered under the U.S. Securities Act of 1933, as amended (the “1933 Act”), and no Units were offered or sold in the United States or to any U.S. Persons (as that term is defined in Rule 902 of Regulation S, promulgated under the 1933 Act). The additional securities issuable upon exercise of the over-allotment option have not been registered under the 1933 Act, and may not be offered or sold in the United States or to, or for the account or benefit of, U.S. persons absent registration or an applicable exemption from the registration requirements.

The Company plans to use the net proceeds from the Offering to advance the ongoing exploration programs at its exploration properties in the Patagonia region of Argentina, including the Company’s Pinguino property, and for general working capital and corporate purposes.

About Argentex:

Argentex Mining Corporation is an exploration company focused on the discovery of silver, gold and polymetallic deposits on its advanced exploration project portfolio in the Patagonia region of southern Argentina. In total, Argentex owns 100% of the mineral rights to more than 35 properties located within approximately 307,981 acres (124,636 hectares) of highly prospective land located in the Santa Cruz and Rio Negro provinces.

Shares of Argentex common stock trade under the symbol ATX on the TSX Venture Exchange and under the symbol AGXMF on the OTCBB.

On behalf of Argentex Mining Corporation:

"Ken E. Hicks"
President

For additional information please contact:

Peter A. Ball
Executive Vice President Corporate Development
Phone: 604-568-2496 (ext. 103) or 1-888-227-5285 (ext. 103)
Email: peter@argentexmining.com
www.argentexmining.com

Statements in this news release that are not historical facts are forward-looking statements that are subject to risks and uncertainties. Words such as "expects", "intends", "plans", "may", "could", "should", "anticipates", "likely", "believes" and words of similar import also identify forward-looking statements. Forward-looking statements in this news release include those concerning Argentex’s planned use of the net proceeds of the Offering to fund exploration programs at its mineral properties in the Patagonia region of Argentina, for working capital and for general corporate purposes. Actual results may differ materially from those currently anticipated due to a number of factors beyond the Company's control. These risks and uncertainties include, among other things, market factors and risks that are inherent in Argentex's operations including the risk that the Company may not find any minerals in commercially feasible quantity or raise funds sufficient to prosecute its exploration plans. These and other risks are described in the Company’s final short form prospectus filed in connection with the Offering, the Company's Annual Report on Form 10-K and other filings with the Securities and Exchange Commission, which can be found on SEDAR.

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Argentex Mining Corporation

/s/ Kenneth Hicks
Kenneth Hicks
President
Date: August 19, 2011